Exhibit 99.1

March 12, 2019

Nova Scotia Securities Commission Alberta Securities Commission The Manitoba Securities Commission Ontario Securities Commission Prince Edward Island Securities Office

Securities Commission of Newfoundland and Labrador

Saskatchewan Financial Services Commission, Securities Division

New Brunswick Securities Commission

British Columbia Securities Commission

Autorité des marchés financiers

RE: Nutrien Ltd.

Pursuant to a request from the reporting issuer, we wish to advise you of the following information in connection with their Annual Meeting of Shareholders:

Date of meeting:	May 9, 2019

Record date for notice:	March 22, 2019

Record date for voting:	March 22, 2019

Beneficial ownership determination date:	March 22, 2019

Securities entitled to notice:	Common Shares

Securities entitled to vote:	Common Shares

Issuer mailing directly to non objecting beneficial owners:	No

Issuer will pay for objecting beneficial owner material distribution:	Yes

Issuer using notice-and-access for registered investors:	No

Issuer using notice-and-access for non-registered investors:	No

Notice-and-access stratification criteria:	No

Sincerely,

Larry Calixtro

Associate Manager, Trust Central Services